
June 11, 2021

Xiuzhi Li
Chief Executive Officer
H&H Global Corp.
87 N. Raymond Ave, Suite 200
Pasadena, CA 91103

      Re: H&H Global Corp.
          Amendment No. 2 to
          Offering Statement on Form 1-A
          Filed June 3, 2021
          File No. 024-11488

Dear Ms. Li:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Offering Statement on Form 1-A

Signatures, page 31

1. Please revise the second half of the signature page to include the signature of Tengkun Jack Yu in his capacity as a director.

2. We note that Xiuzhi Li signed your filings with a statement that each was signed in Pasadena, California. Yet your response to comment 1 indicates that she is not located in Pasadena. Please explain.

You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Charlie Guidry at 202-551-3621 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services